ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

ANNOUNCEMENT TO THE MARKET

Itaú Unibanco launches IGA - Itaú Gestão de Ativos

Itaú Unibanco Holding S.A. (“Itaú Unibanco”) informs its stockholders and the general market that Itaú Gestão de Ativos (IGA), a company of the Itaú Unibanco conglomerate specialized in the provision of cost efficiency, corporate procurement and wealth management services will start operations.

Derived from the Itaú Unibanco’s Procurement and Wealth Management department, IGA will operate as a non-financial company with a technical profile, with a team of 370 specialized professionals, responsible for providing services focused on operational efficiency, quality and ethical and transparent relationship, extending to the companies of different segments and the bank’s clients the practices and results already obtained in Itaú Unibanco, which is also a client of IGA.

By providing services to the bank, IGA was already born with the size and expertise of one of the ten largest companies in its segment in Brazil, annually managing over R$16 billion in procurement, a portfolio of R$6.3 billion in non-financial assets and over one million square meters of office spaces. IGA will be a digital solution provider company, providing services and products for companies of all sizes, according to their needs. Revenues from services provided to other companies, in addition to Itaú Unibanco, are expected to account for most of IGA’s annual value creation.

São Paulo - SP, February 28, 2023.

Renato Lulia Jacob

Group Head of Investor Relations and Market Intelligence